UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 10, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(Publicy-held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON APRIL 9, 2014

Date, time and place: Held on April 9, 2014, at 6:00 p.m., by teleconference at the Company’s headquarters, located at Alameda Santos, 1357, at the city of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors

Attendance: All the members of the Board of Directors of the Company: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; e Raul Calfat.

Presiding:                                      Sr. José Luciano Duarte Penido — Presiding.

Sra. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: Approve the terms and conditions of the proposal of General Stock Option Plan for the Granting of Options to Purchase Shares of Company to be submitted to the Company’s General Meeting.

Resolutions:

The Chairman of the Board clarified that the Board of Directors’ meeting held on February 26, 2014, and based on the recommendation of the Personnel and Remuneration Committee, in accordance with the opinion of that committee, dated February 12, 2014, approved the implementation, from January 2014 and in accordance with the approval of the Shareholders’ General Meeting, of a General

Stock Option Plan for the Granting of Options to Purchase Shares of Fibria Celulose S.A (“Stock Option Plan”), which has the objective to align the interests and retain the Statutory and Non-Statutory Officers of the Company and management level executives, being registered that the granting of Options pursuant Stock Option Plan will always respect the maximum limit of 1.5% of the capital stock of the Company and the Board of Directors shall manage the Stock Option Plan. The rights acquired under the Long Term Incentive Plan based on concept of phantom stock option in force until December 2013 shall be respected.

In the light of these considerations and after discussion and analysis of the matter included on the Agenda, the following resolution was passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

Approve, under the Article 17, paragraph XIII, of the Company’s Bylaws, the terms and conditions of the Stock Option Plan according to the proposal included in Annex I hereto, which shall be submitted to the next Extraordinary General Meeting of the Company, to be held on April 25th, 2014, for approval.

If the Shareholders’ General Meeting approves the Stock Option Plan, the Company shall disclose a Material Fact, in compliance with Article 2, line XII, of CVM Ruling 358, 2002.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat; e Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, April 9, 2014.

We certify that the present instrument is a true copy of the Minutes of the Board of Directors Meeting held on April 9, 2014, recorded in the appropriate book.

Signatures:

José Luciano Duarte Penido Chaiman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO